FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of May 2004
                                12 May 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                           Form 20-F X    Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                               Yes         No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX

EXHIBIT NO. 1 Excerpt from the announcement made by British Sky Broadcasting Group plc of its financial results for the period ended March 31, 2004


British Sky Broadcasting Group plc


Consolidated Profit and Loss Account for the nine months ended 31 March 2004


                                                                                  2003/2004                          2002/2003

                                                                Before Goodwill and               Before  Goodwill and
                                                          goodwill and  exceptional     Nine goodwill and  exceptional      Nine
                                                           exceptional        items   months  exceptional        items    months
                                                                 items              ended 31        items               ended 31
                                                                                       March                               March
                                                                                       Total          as            as     Total
                                                                                                restated*    restated*       as
                                                                                                                       restated*
                                                                 GBPm         GBPm      GBPm        GBPm         GBPm      GBPm
                                                          (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)


-------------------------------------------------------------------------------------------------------------------------------

Turnover: Group and share of joint ventures'
turnover                                                        2,759           -     2,759       2,388          -       2,388
Less: share of joint ventures' turnover                          (62)           -      (62)        (57)          -        (57)
Group turnover                                        1         2,697           -     2,697       2,331          -       2,331
-------------------------------------------------------------------------------------------------------------------------------

Operating expenses, net                               2       (2,259)        (87)   (2,346)     (2,082)       (93)     (2,175)
-------------------------------------------------------------------------------------------------------------------------------

Operating profit (loss)                                           438        (87)       351         249       (93)         156
-------------------------------------------------------------------------------------------------------------------------------
Share of joint ventures' operating results                        (4)                   (4)           1          -           1
Profit on disposal of fixed asset investments       3(i)            -          51        51           -          -           -
Amounts written back to (written off)  fixed asset
investments, net                                    3(ii)           -          24        24           -       (18)        (18)
Profit (loss) on ordinary activities before
interest and taxation                                             434        (12)       422         250      (111)         139
-------------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income                              5           -         5           3          -           3
Interest payable and similar charges                             (68)           -      (68)        (93)          -        (93)
Profit (loss) on ordinary activities before taxation              371        (12)       359         160      (111)          49
-------------------------------------------------------------------------------------------------------------------------------

Tax on profit (loss) on ordinary activities                     (116)           -     (116)        (21)          -        (21)
Profit (loss) on ordinary activities after taxation               255        (12)       243         139      (111)          28
-------------------------------------------------------------------------------------------------------------------------------

Equity dividends                                                                       (53)                                  -
Retained profit for the financial period                                                190                                 28
-------------------------------------------------------------------------------------------------------------------------------


Earnings per share - basic                                                            12.5p                               1.5p
Earnings per share - diluted                                                          12.5p                               1.5p
-------------------------------------------------------------------------------------------------------------------------------

* The results for the nine months ended 31 March 2003 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".





Consolidated Profit and Loss Account for the three months ended 31 March 2004

                                                                                  2003/2004                             2002/2003
                                                             Before  Goodwill and                 Before Goodwill and
                                                       goodwill and   exceptional     Three goodwill and  exceptional       Three
                                                        exceptional        items     months  exceptional        items      months
                                                              items                   ended        items                 ended 31
                                                                                   31 March                                 March
                                                              Total                                  as           as         Total
                                                                                               restated*    restated*  as restated*
                                                               GBPm         GBPm       GBPm        GBPm         GBPm          GBPm
                                                        (unaudited)  (unaudited) (unaudited) (unaudited)  (unaudited)  (unaudited)

---------------------------------------------------------------------------------------------------------------------------------
Turnover: Group and share of joint ventures' turnover             950         -         950         838          -           838
Less: share of joint ventures' turnover                          (19)         -        (19)        (19)          -          (19)
Group turnover                                                    931         -         931         819          -           819
---------------------------------------------------------------------------------------------------------------------------------

Operating expenses, net                                         (776)      (29)       (805)       (724)       (29)         (753)
---------------------------------------------------------------------------------------------------------------------------------

Operating profit (loss)                                           155      (29)         126          95       (29)            66
---------------------------------------------------------------------------------------------------------------------------------

Share of joint ventures' operating results                          1         -           1         (1)          -           (1)
Profit on disposal of fixed asset investments                       -        49          49           -          -             -
Amounts written back to fixed asset investments, net                -         -           -           -          1             1
Profit (loss) on ordinary activities before interest
and taxation                                                      156        20         176          94       (28)            66
---------------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income                              2         -           2           -          -             -
Interest payable and similar charges                             (23)         -        (23)        (30)          -          (30)
Profit (loss) on ordinary activities before taxation              135        20         155          64       (28)            36
---------------------------------------------------------------------------------------------------------------------------------

Tax (charge) credit on profit (loss) on ordinary
activities                                                       (42)         -        (42)        (22)          2          (20)
Profit (loss) on ordinary activities after taxation                93        20         113          42       (26)            16
---------------------------------------------------------------------------------------------------------------------------------

Equity dividends                                                                          -                                    -
Retained profit for the financial period                                                113                                   16
---------------------------------------------------------------------------------------------------------------------------------

Earnings per share - basic                                                             5.8p                                 0.8p
Earnings per share - diluted                                                           5.8p                                 0.8p
---------------------------------------------------------------------------------------------------------------------------------

*The results for the three months ended 31 March 2003 have been restated following the adoption of UITF abstract 38 "Accounting for ESOP trusts".



Notes:


1.       Turnover

                                                                                               2003/2004     2002/2003
                                                                                             Nine months   Nine months

                                                                                                   ended         ended
                                                                                                31 March      31 March
                                                                                                    GBPm          GBPm
                                                                                             (unaudited)   (unaudited)

DTH subscribers                                                                                    1,973         1,726
Cable subscribers                                                                                    160           146
Advertising                                                                                          223           204
Interactive                                                                                          219           146
Other                                                                                                122           109
                                                                                                  2,697         2,331
-----------------------------------------------------------------------------------------------------------------------



2.       Operating expenses, net


                                                                    2003/2004                                2002/2003
                                                                  Nine months                              Nine months
                                                                        ended                                    ended
                                           Before                    31 March       Before                    31 March
                                         goodwill      Goodwill         Total     goodwill      Goodwill         Total
                                             GBPm          GBPm          GBPm         GBPm          GBPm          GBPm
                                      (unaudited)   (unaudited)   (unaudited)  (unaudited)   (unaudited)   (unaudited)

Programming (i)                             1,248             -         1,248        1,168             -         1,168
Transmission and related functions
(i)                                           115             -           115          108             -           108
Marketing                                     299             -           299          312             -           312
Subscriber management                         279             -           279          242             -           242
Administration                                195            87           282          185            93           278
Betting                                       123             -           123           67             -            67
                                            2,259            87         2,346        2,082            93         2,175
-----------------------------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP10 million  (2002/2003  nine months ended 31
March: GBP9 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP21 million (2002/2003 nine months ended 31
March: GBP19 million) in respect of the provision to third party broadcasters of spare transponder capacity.


3.       Exceptional items

(i) Profit on disposal of fixed asset investments
On 1 March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance"and is therefore recorded as an exceptional item below operating profit.

On 7 October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance"and is therefore recorded as an exceptional item below operating profit.

(ii) Amounts written back to (written off) fixed asset investments, net
The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, following the disposal of its investment in Manchester United plc in October 2003 for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by a further GBP9 million. The reduction of GBP33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment in Manchester United plc as detailed above. The increase of GBP9 million in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.


4.       Basis of preparation

The Consolidated Profit and Loss Account presentation includes the Group's results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.